COMMENTS RECEIVED ON NOVEMBER 6, 2006

FROM CHRISTIAN SANDOE

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

Fidelity Advisor Asset Manager 70%

POST-EFFECTIVE AMENDMENT NO. 68

FIDELITY ADVISOR SERIES VII (File Nos. 002-67004 and 811-03010)

Fidelity Advisor Biotechnology Fund

Fidelity Advisor Consumer Industries Fund

Fidelity Advisor Cyclical Industries Fund

Fidelity Advisor Developing Communications Fund

Fidelity Advisor Electronics Fund

Fidelity Advisor Financial Services Fund

Fidelity Advisor Health Care Fund

Fidelity Advisor Natural Resources Fund

Fidelity Advisor Technology Fund

Fidelity Advisor Telecommunications & Utilities Growth Fund

POST-EFFECTIVE AMENDMENT NO. 54

FIDELITY CHARLES STREET TRUST (File Nos. 002-73133 and 811-03221)

Fidelity Asset Manager 20%

Fidelity Asset Manager 50%

Fidelity Asset Manager 70%

Fidelity Asset Manager 85% (the funds)

POST-EFFECTIVE AMENDMENT NO. 78

1. All funds

Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Tables (prospectuses and statements of additional information (SAIs))

C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. Fidelity Advisor Asset Manager 70%, Fidelity Asset Manager 20%, Fidelity Asset Manager 50%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff would like us to identify the market capitalization strategy of the stock portion of each fund and the credit quality and maturity strategies of the bond portion of each fund. Depending on our response to this comment, the Staff states that we may need to add small-cap, mid-cap, and/or junk bond fund risk disclosures, as applicable.

R: The funds do not have principal investment strategies of investing in securities of companies with a particular market capitalization or in securities of a particular credit quality or maturity.

3. Fidelity Advisor Asset Manager 70%, Fidelity Asset Manager 20%, Fidelity Asset Manager 50%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%

"Investment Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add risk disclosure identifying that the funds operate as funds-of-funds and invest in affiliated underlying funds.

R: We believe that the funds' disclosure adequately identifies the risks of using central funds, through which the funds are exposed to the same risks they are exposed to when investing in securities directly. We also call the Staff's attention to the following new disclosure related to the use of central funds (note that the following disclosure has changed slightly since the a-filing):

"Central funds are special types of investment vehicles created by Fidelity for use by the Fidelity funds and other advisory clients. Central funds incur certain costs related to their investment activity (such as custodial fees and expenses), but do not pay additional management fees to Fidelity. The investment results of the portions of the fund's assets invested in the central funds will be based upon the investment results of those funds."

4. Fidelity Advisor Asset Manager 70%, Fidelity Asset Manager 20%, Fidelity Asset Manager 50%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%

"Investment Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add risk disclosure regarding the fees and expenses of the underlying funds in which the asset manager funds may invest.

R: Central funds incur certain costs related to their investment activity (such as custodial fees and expenses), but do not pay additional management fees to Fidelity. As noted above in response to comment 3, this is already reflected in current disclosure, so we have not added disclosure on this point.

5. Fidelity Advisor Asset Manager 70%, Fidelity Asset Manager 20%, Fidelity Asset Manager 50%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%

"Performance" (prospectuses)

C: The Staff notes that the 485(a)-filing cover letters state that the composite benchmark index is changing. The Staff states that, per Form N-1A Item 2(c), we should provide information for both the new and old composite indices for one year.

R: The broad-based securities market indexes to which the funds are required to compare their performance have not changed. We note that the composite benchmark index for Asset Manager 70% has changed its name from Fidelity Asset Manager: Growth Composite Index to Fidelity Asset Manager 70% Composite Index to reflect the fund's recent name change. In addition, several components of the funds' composite indexes have been adjusted. As each fund has chosen to show such composite index in addition to its required broad-based securities market index, we do not believe additional disclosure is necessary.

6. Fidelity Asset Manager 70%

"Performance" (prospectus)

"Fidelity Asset Manager 70% Composite Index is a hypothetical representation of the performance of the fund's three asset classes according to their respective weightings in the fund's neutral mix (70% stocks, 25% bonds, and 5% short-term/money market instruments). The following indexes are used to represent the fund's asset classes when calculating the composite index: stocks - the Standard & Poor's 500 Index (S&P 500), bonds - the Lehman Brothers Aggregate Bond Index, and short-term/money market instruments - the Lehman Brothers 3-Month Treasury Bill Index. Prior to January 1, 1997, the Lehman Brothers U.S. Treasury Index was used for the bond class.

Dow Jones Wilshire 5000 Composite Index (Dow Jones Wilshire 5000) is a float-adjusted market capitalization-weighted index of substantially all equity securities of U.S. headquartered companies with readily available price data.

Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a market capitalization-weighted index of equity securities of companies domiciled in various countries. The index is designed to represent the performance of developed stock markets outside the United States and Canada and excludes certain market segments unavailable to U.S. based investors. Index returns for periods after January 1, 1997 are adjusted for tax withholding rates applicable to U.S. based mutual funds organized as Massachusetts business trusts.

Lehman Brothers Aggregate Bond Index is a market value-weighted index of taxable investment-grade fixed-rate debt issues, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of one year or more. The index is designed to represent the performance of the U.S. investment-grade fixed-rate bond market.

Lehman Brothers 3-Month Treasury Bill Index is a market value-weighted index of investment-grade fixed-rate public obligations of the U.S. Treasury with maturities of 3 months. It excludes zero coupon strips."

C: The Staff notes that each of the Dow Jones Wilshire 5000 Composite Index and the Morgan Stanley Capital International Europe, Australia, Far East Index does not appear to be the fund's primary benchmark or a component of the fund's composite index and questions why we have disclosure for these indices.

R: The Dow Jones Wilshire 5000 Composite Index and the Morgan Stanley Capital International Europe, Australia, Far East Index are components of the fund's composite index and were left out of the description in error. The description for the fund's composite index will be modified as follows in the fund's next filing (underlined added; [bracketed] deleted):

"Fidelity Asset Manager 70% Composite Index is a hypothetical representation of the performance of the fund's three asset classes according to their respective weightings in the fund's neutral mix (70% stocks, 25% bonds, and 5% short-term/money market instruments). The following indexes are used to represent the fund's asset classes when calculating the composite index: stocks - a combination of the Dow Jones Wilshire 5000 Composite Index (Dow Jones Wilshire 5000) (60%) and the Morgan Stanley Capital International Europe, Australasia, and Far East (MSCI EAFE) Index (10%) [the Standard & Poor's 500 Index (S&P 500)], bonds - the Lehman Brothers Aggregate Bond Index, and short-term/money market instruments - the Lehman Brothers 3-Month Treasury Bill Index. Prior to January 1, 1997, the Lehman Brothers U.S. Treasury Index was used for the bond class. Prior to July 1, 2006, the S&P 500 Index was used for the stock class."

7. Fidelity Asset Manager 70%

"Investment Details" (prospectus)

"Principal Investment Strategies"

"In managing the fund, FMR seeks to outperform the following composite benchmark, which is designed to represent the neutral mix:

  60% Dow Jones Wilshire 5000 (U.S. stocks)
  10% MSCI EAFE Index (foreign stocks)
  25% Lehman Brothers Aggregate Index (U.S. bonds)
  5% Lehman Brothers 3-Month U.S. Treasury Bill Index"

C: The Staff requests that we remove references to the Dow Jones Wilshire 5000 Composite Index and the Morgan Stanley Capital International Europe, Australia, Far East Index because they are not components of the fund's composite index.

R: The Dow Jones Wilshire 5000 Composite Index and the Morgan Stanley Capital International Europe, Australia, Far East (MSCI EAFE) Index are components of the fund's composite index. Accordingly, we have not modified the disclosure.

8. Fidelity Advisor Asset Manager 70%, Fidelity Asset Manager 20%, Fidelity Asset Manager 50%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%

"Fund Services" (prospectuses)

"Fund Management"

[Dick Habermann is vice president and lead manager of Asset Manager 70%, which he has managed since March 1996. Other Fidelity investment professionals assist Mr. Habermann in selecting investments within each asset class for the fund. He also manages other Fidelity funds. Since joining Fidelity Investments in 1968, Mr. Habermann has held several positions including portfolio manager, director of research for FMRCo., division head for international equities and director of international research, and chief investment officer for Fidelity International, Limited.]

[Charles Mangum is vice president and co-manager of the equity asset class of Asset Manager 70%, which he has managed since February 2001. Since joining Fidelity Investments in 1990, Mr. Mangum has worked as a research analyst and portfolio manager.]

[James K. Miller is vice president and co-manager of the money market asset class of Asset Manager 70%, which he has managed since April 2004. Mr. Miller also manages other Fidelity funds. Since joining Fidelity Investments in 1991, Mr. Miller has worked as an analyst, bond trader and portfolio manager.][Matthew Conti is co-manager of the high income asset class of Asset Manager 70%, which he has managed since June 2000. He also manages other Fidelity funds. Since joining Fidelity Investments in 1995, Mr. Conti has worked as a research analyst and portfolio manager.]

[Harley Lank is co-manager of the high income asset class of Asset Manager 70%, which he has managed since December 2004. He also manages other Fidelity funds. Since joining Fidelity Investments in 1996, Mr. Lank has worked as an analyst and manager.]

[Jeff Moore is co-manager of the bond asset class of Asset Manager 70%, which he has managed since April 2002. He also manages other Fidelity funds. Since joining Fidelity Investments in 1995, Mr. Moore has worked as a research analyst and portfolio manager.]

C: The Staff would like us to further clarify each portfolio manager's role and the management structure.

R: Subsequent to the date of the post-effective amendment, the funds began investing primarily in central funds, rather than investing in securities directly. The portfolio management information in the prospectus will be modified to only include information regarding Dick Habermann, the only portfolio manager who is primarily responsible for day-to-day management of each fund's portfolio. The SAI will be modified to include information regarding Dick Habermann, as well as the managers of the underlying central funds in which the funds primarily invest. We note that information regarding the central fund managers is not required, but we are including supplemental information with regards to some of these managers for shareholders who may be interested in that information.

9. Fidelity Advisor Asset Manager 70%, Fidelity Asset Manager 20%, Fidelity Asset Manager 50%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%

"Management Contract" (SAIs)

C: The Staff requests that we add the portfolio managers listed in the prospectus to the SAI so that the documents are consistent.

R: As noted above, the portfolio management information in the prospectus will be modified to only include information regarding Dick Habermann, and the SAI will provide information regarding Dick Habermann and supplemental information regarding the managers of certain underlying central funds in which the Asset Manager funds invest.

10. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.